United States
 Securities and Exchange Commission

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-1989

Check One:     [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [] Form 10-Q  [ ] Form N-SAR

                        For Period Ended: March 31, 2018

                        [ ] Transition Report on Form 10-K

                        [ ] Transition Report on Form 20-F

                        [ ] Transition Report on Form 11-K

                        [ ] Transition Report on Form 10-Q

                        [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:  N/A

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I

Registrant Information

SENECA FOODS CORPORATION

Full Name of Registrant

Former Name if Applicable: N/A

3736 South Main Street, Marion, New York 14505

Address of Principal Executive Office

Part II             Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate).

          |  (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    |  (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;            |               or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          |  (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III           Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            Seneca Foods Corporation (the “Company”) is unable to complete the preparation, review and filing of its Annual Report on Form 10-K for the period ended March 31, 2018 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company’s delay in filing the Form 10-K is due principally to the additional time the Company requires to complete its analysis of complex and technical accounting issues relating to “bill and hold” revenue recognition relating to a contract packing agreement with a customer.  The Company is working diligently to address the foregoing matters and intends to file its Form 10-K on or before June 29, 2018, the prescribed due date pursuant to this Form 12b-25, or as soon as practicable thereafter once such matters have been resolved and the audit of its consolidated financial statements for fiscal 2018 is completed.

Part IV           Other Information

(1)               Name and telephone number of person to contact in regard to this notification:

                    Jeffrey L. Van Riper           (315) 926-8100

(2)               Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X ]  Yes   []  No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes    []  No

                   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended March 31, 2018, the Company anticipates total revenue of $1,329.4 million and a net loss of $8.5 million, compared to total revenue of $1,245.7 million and net earnings of $12.6 million for the fiscal year ended March 31, 2017.

Seneca Foods Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 13, 2018               /s/ Timothy J. Benjamin

                                                Timothy J. Benjamin

                                                Chief Financial Officer